By Electronic Submission

May 19, 2017

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    AK Steel Holding Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 17, 2017
Form 8-K
Filed January 24, 2017
File No. 1-13696

Dear Mr. Cash:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter from you to Mr. Jaime Vasquez dated May 9, 2017 related to the Form 10-K for the year ended December 31, 2016 filed by AK Steel Holding Corporation (“AK Steel” or the “Company”) and the Company’s Form 8-K filed on January 24, 2017. The Company’s response to the Commission’s letter is provided below.

Please feel free to contact me at (513) 425-2697, or Joseph C. Alter, Vice President, General Counsel and Secretary, at (513) 425-2659, if you have any questions or require any further information with respect to these matters.

Very truly yours,

/s/ Jaime Vasquez
Jaime Vasquez
Vice President, Finance and Chief Financial Officer

copy:    Ernest Greene, SEC
Jeanne Baker, SEC
Roger K. Newport, Chief Executive Officer
Joseph C. Alter, Vice President, General Counsel and Secretary
Gregory A. Hoffbauer, Vice President, Controller and Chief Accounting Officer

Form 10-K for the Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results…, page 16

Non-GAAP Financial Measures, page 23

1.
Comment:    Please expand your disclosures to clarify why there is no apparent tax effect relate to your 2016 and 2015 adjustments. Please present the income tax effects of your non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments. Please also address this comment as it relates to future earnings press releases. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:    Because we currently record a valuation allowance on substantially all of our deferred tax assets, the adjustments shown result in no net income tax effect (i.e., an income tax effect would be offset with a change in the valuation allowance). Thus, if presented, a separate income tax adjustment would be displayed as zero. We will add a sentence such as the following to the Non-GAAP Financial Measures section in future filings and earnings press releases when applicable:

Adjustments to net income (loss) do not result in an income tax effect as any gross income tax effects are offset by a corresponding change in the deferred income tax valuation allowance.

Form 8-K filed on January 24, 2017

2.	Comment: You present non-GAAP performance financial measures which remove pension charges. Please address the following:

•
Please expand your disclosures to clearly state what the adjustment to remove pension charges represents in the context of your pension accounting policy. For example, you should clarify how you accounted for these actuarial gains or losses in your historical financial statements;

•
Please provide quantitative context for the actual and expected plan asset returns. Please expand your disclosures to explain that your non-GAAP financial measures reflect the expected return on plan assets as a result of your non-GAAP financial measures removing the expense from actuarial gains or losses associated with your defined benefit plans; and

•	Please disclose why you believe providing non-GAAP financial measures which adjust for the expense from actuarial gains or losses provides useful information to investors.

In this regard, we note the disclosures provided on page 23 of your Form 10-K for the year ended December 31, 2016 regarding the exclusion of your corridor charge from your non-GAAP measures.

Response:    We will include disclosures in future earnings press releases when corridor charges are present similar to the disclosures provided on page 23 of our the Form 10-K for the year ended December 31, 2016.